UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Morlex, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

 (Title of Class of Securities)

617662200

 (CUSIP Number)

Jason Kulpa
2275 Rio Bonito Way Suite 210
San Diego, CA 92108
(866) 235-0572

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2008

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 617662200
1	NAME OF REPORTING PERSON Jason Kulpa I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,400,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 617662200
1	NAME OF REPORTING PERSON Iakona, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) 54-2080249
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,400,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3%
14	TYPE OF REPORTING PERSON CO

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule”) relates to the common stock, par value $0.001 (“Issuer Common Stock”) of Morlex, Inc., a Colorado corporation with its principal offices at 420 Lexington Avenue, Suite 450, New York, NY 10170 (the “Issuer”).

Item 2. Identity and Background.

This Schedule is being filed by Jason Kulpa (“Mr. Kulpa”) and Iakona, Inc. (“Iakona” and together with Mr. Kulpa, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, dated April 23, 2008, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

Mr. Kulpa is the sole shareholder, sole director, and sole officer of Iakona. By reason of such relationship, such Reporting Person may be deemed to share dispositive and/or voting control over the securities beneficially owned by Iakona. As a result, Mr. Kulpa may be deemed to be a beneficial owner of the 6,400,000 shares of Issuer Common Stock held by Iakona.

The principal office and business address of Iakona and each of its Directors and Officers is c/o Ad Authority, Inc., 2275 Rio Bonito Way Suite 210, San Diego, CA 92108. Iakona is a California corporation and the principal business of Iakona is investments.

Mr. Kulpa’s address is c/o Ad Authority, Inc., 2275 Rio Bonito Way Suite 210, San Diego, CA 92108. Mr. Kulpa’s principal employment is serving as the Chief Executive Officer of the Issuer. He is also a member of the Board of Directors of the Issuer. Mr. Kulpa is a citizen of the United States.

The Reporting Persons have not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The wholly-owned subsidiary of the Issuer, All Ad Acquisition, Inc., a Delaware corporation (“AAA”), is a party to that certain Stock Purchase Agreement, dated November 14, 2007, among AAA, Iakona, Mr. Kulpa, and solely for purposes of Section 9.3 of such agreement, Duncan Capital Partners LLC, a Delaware limited liability company (such agreement, as amended, the “Ad Authority Stock Purchase Agreement”), providing for the purchase and sale of all of the issued and outstanding capital stock of Ad Authority, Inc., a Delaware corporation (“Ad Authority”), to AAA (the “Acquisition”). The Acquisition was consummated on April 15, 2008 (the “Acquisition Closing Date”). On the Acquisition Closing Date, Iakona received 6,400,000 shares of Issuer Common Stock as a portion of the consideration for selling its shares of capital stock of Ad Authority to AAA. The balance of the consideration was paid in the form of $3,500,000 million in cash at closing and a secured promissory note in the principal amount of $4,500,000 million (the “Iakona Secured Promissory Note”). On April 30, 2008, $1,500,000 of the principal amount of the Iakona Secured Promissory Note is due and payable. The balance of the principal plus accrued but unpaid interest is due and payable on December 31, 2008. In the event that (i) AAA or the Company issues any debt or equity securities of any kind (an “Issuance”) after the date of the Iakona Secured Promissory Note or (ii) the earnings before interest, taxation, depreciation and amortization (“EBITDA”) of AAA or the Company (on a consolidated basis with each of their respective subsidiaries) during any calendar quarter ending after the date hereof exceeds $1,000,000 (such excess, the “Excess EBITDA”), then, in either case, AAA and/or the Company shall cause the principal amount of the Iakona Secured Promissory Note to be prepaid promptly, but in any event not later than three (3) business days after the closing of any such Issuance or the date that the financial statements of AAA or the Company for any such calendar quarter become available, as applicable, in the amount of (x) 50% of the gross proceeds to AAA or the Company, as the case may be, from such Issuance, less reasonable attorneys’ fees and costs incurred in connection with the Issuance (provided, that in the event that the net proceeds of any such Issuance are less than $5,000,000, then 50% in this clause (x) shall be changed to 75% with respect to such Issuance only) or (y) 100% of all such Excess EBITDA. In connection with the Iakona Secured Promissory Note, the Issuer entered into a Security Agreement (the “Iakona Security Agreement”), pursuant to which the Issuer and AAA jointly and severally agreed to secure payment to Iakona of any amounts due and payable under the Iakona Secured Promissory Note with all of the assets of the Issuer and AAA, as described in Schedule A attached thereto.

On November 14, 2007, Mr. Kulpa entered into a Non-Competition/Non-Solicitation Agreement with AAA (the “Kulpa Non-Competition/Non-Solicitation Agreement”), whereby Mr. Kulpa agrees to abide by certain restrictive covenants for a period of 3 years from the Acquisition Closing Date, which restrictive period is subject to being shortened under certain circumstances, including, without limitation, termination of Mr. Kulpa’s employment with the Company without Cause. The Kulpa Non-Competition/Non-Solicitation Agreement was assigned by AAA to the Company effective as of April 15, 2008.

Copies of the AAA Stock Purchase Agreement and Amendment No. 1 were previously filed by the Issuer with the SEC as exhibits to the Issuer’s report on Form 8-K, dated February 14, 2008. Copies of Amendments Nos. 2 and 3 to the Ad Authority Stock Purchase Agreement were filed by the Issuer with the SEC as exhibits to the Issuer’s Forms 8-K filed on March 5, 2008 and April 21, 2008, respectively. Copies of the Iakona Secured Promissory Note, the Iakona Security Agreement and the Kulpa Non-Competition/Non-Solicitation Agreement were previously filed by the Issuer with the SEC as exhibits to the Issuer’s report on Form 8-K, dated April 15, 2008.

Item 4. Purpose of Transaction

The Issuer intends to reincorporate in the State of Delaware by merging into a newly formed Delaware corporation. In connection with such reincorporation, the Issuer intends to change its name to “Ad Authority Group, Inc.” In addition, the Issuer plans to adjust its capitalization through the reincorporation. This will have the same effect as a reverse stock split. As part of the reincorporation, the Issuer plans to create a class of “blank check” preferred stock, after which the Issuer plans to offer to exchange new preferred stock of the Issuer having substantially similar terms to the preferred stock of RightSide Holdings, Inc. (“RightSide”) and Duncan Media Group, Inc. (“Duncan”) for the outstanding preferred stock of RightSide and Duncan, thereby making RightSide and Duncan wholly-owned subsidiaries of the Issuer. Mr. Kulpa and Iakona intend to support these actions. Iakona acquired its shares of Issuer Common Stock for investment purposes. The Reporting Persons do not presently have any plan or proposal which relate to or would result in any of the following: the acquisition or disposition by any person of additional securities of the Issuer; an extraordinary corporate transaction involving the Issuer or its subsidiaries; a sale or transfer of a material amount of the Issuer’s or its subsidiaries’ assets; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or form of directors or to fill any existing vacancies on the board of directors of the Issuer; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer’s corporate structure; any changes to the Issuer’s charter, bylaws or instruments corresponding thereto which may impede the acquisition of control by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, or any similar actions. However, in the event that payments under the Iakona Secured Promissory Note are not timely made, Iakona will fully enforce its rights thereunder and pursuant to the Iakona Security Agreement, and Mr. Kulpa will take all action permissible and prudent to enforce such rights, including without limitation, that permitted by the Ad Authority Stock Purchase Agreement, as amended, and the Kulpa Non-Competition/Non-Solicitation Agreement.

Item 5. Interest in Securities of the Issuer

The following table sets forth the shares of Issuer Common Stock owned by each Reporting Person.

Common Stock

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership					Percent of Class(1)
	Sole Power to Dispose	Shared Power to Dispose	Sole Power to Vote	Shared Power to Vote	Total
Jason Kulpa	-0-	6,400,000(2)	-0-	6,400,000(2)	6,400,000(2)	18.3%(2)

Iakona, Inc.	-0-	6,400,000	-0-	6,400,000	6,400,000	18.3%

(1)	Based on 34,950,442 shares of Issuer Common Stock issued and outstanding as of April 15, 2008.
(2)
Represents the indirect holdings of Jason Kulpa. The foregoing shares are held directly by Iakona. Mr. Kulpa is the sole shareholder and sole director of Iakona, and therefore may be deemed to have voting and/or dispositive control over the foregoing shares. For the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Mr. Kulpa may be deemed to be a beneficial owner of such shares.

Except as noted herein, the Reporting Persons have not effected any other transactions in the Issuer's securities within sixty (60) days preceding the date hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1    Joint Filing Agreement between Jason Kulpa and Iakona, Inc., dated as of April 23, 2008.

Signature

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that, with respect to itself, the information set forth in this statement is true, complete and correct.

Dated: April 25, 2008

IAKONA, INC.

	By:	/s/ Jason Kulpa
	Name:	Jason Kulpa
	Its:	Chief Executive Officer

/s/ Jason Kulpa
Jason Kulpa